                                                   -----------------------------
                     UNITED STATES                 OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION       -----------------------------
                WASHINGTON, D.C. 20549             OMB Number: 3235-0145
                                                   -----------------------------
                                                   Expires: October 31, 2002
                                                   -----------------------------
                                                   Estimated average burden
                                                   hours per response. . . 14.9
                                                   -----------------------------


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                            JB Oxford Holdings, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    466107208
             ------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]  Rule 13d-1(b)
            [ ]  Rule 13d-1(c)
            [ ]  Rule 13d-1(d)


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 Pages



--------------------------------------------------------------------------------------------------------------------

CUSIP NO. 466107208
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS:  TIMBER HILL LLC
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-3897166

--------- ----------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]

--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Connecticut, United States
--------------------------------------------------------------------------------------------------------------------
                        5.         SOLE VOTING POWER

                                            127,058
                        ---------- ---------------------------------------------------------------------------------
   NUMBER OF            6.         SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY             ---------- ---------------------------------------------------------------------------------
     EACH               7.         SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                                127,058
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   127,058
--------- ----------------------------------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)         [ ]


--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   6.7 %
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

                   BD
--------------------------------------------------------------------------------------------------------------------



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                                                               Page 3 of 5 Pages

                                  SCHEDULE 13G


ITEM 1(a)     NAME OF ISSUER:

       JB Oxford Holdings, Inc.

       1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       9665 Wilshire Boulevard
       Suite 300
       Beverly Hills, CA  90212


ITEMS 2(a)    NAMES OF PERSONS FILING:

        This statement is being filed by Timber Hill LLC (the "Reporting
Person").

        2(b) AND 2(c)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                        RESIDENCE AND CITIZENSHIP:

        The Reporting Person is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC File No. 8-28569). The Reporting Person's business address is 1 Pickwick Plaza, Greenwich, Connecticut 06830. The Reporting Person is a limited liability company organized pursuant to the laws of the State of Connecticut.

       2(d)   TITLE OF CLASS OF SECURITIES:

              Common Stock

       2(e)   CUSIP NUMBER:

              466107208


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment advisor in accordance with ss. 240.13d-1(b)(1)(ii)(E);


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                                                               Page 4 of 5 Pages



     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).


ITEM 4.       OWNERSHIP

         As of 12/31/2003, the Reporting Person beneficially owned 125,231 shares of common stock of the Company (the "Common Stock"), representing approximately 7.9% of the outstanding shares of the Common Stock (1,589,939 shares as of December 31, 2003 per the Issuer's Form 10-K for the fiscal year ended December 31, 2003). Since 12/31/2003, the Reporting person has acquired additional Common Stock and, as of the date of this filing, the Reporting Person owns 127,058 shares of Common Stock, representing approximately 6.7% of the outstanding shares of the Common Stock (1,888,743 shares as of May 8, 2004 per the Issuer's Form 10-Q for the quarterly period ended March 31, 2004).

         The Reporting Person has the sole voting and dispositive power with respect to all 127,058 shares of Common Stock beneficially owned by it.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              Not Applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable.


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                                                               Page 5 of 5 Pages


ITEM 10.      CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               TIMBER HILL LLC


Dated: June 18, 2004                           /s/ Thomas Peterffy
                                               ----------------------------
                                               Thomas Peterffy
                                               Chairman & President